Exhibit 12.1

LKQ CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
(Unaudited)

	Year Ended December 31,
	2011	2012	2013	2014	2015
Income from continuing operations before provision for income taxes	$335,771	$409,167	$475,827	$587,888	$649,030
Fixed charges	56,901	71,983	100,190	124,670	124,739
Amortization of capitalized interest, net of interest capitalized	(318)	(57)	56	(50)	64
Earnings available for fixed charges	$392,354	$481,093	$576,073	$712,508	$773,833

Fixed charges:
Interest expense, including amortization of debt issuance costs	$24,307	$31,429	$51,184	$64,542	$57,860
Capitalized interest	479	296	130	264	166
Portion of rental expense representative of interest	32,115	40,258	48,876	59,864	66,713
Total fixed charges	$56,901	$71,983	$100,190	$124,670	$124,739
Ratio of earnings to fixed charges	6.9	6.7	5.7	5.7	6.2